EXHIBIT (a)(1)


                           OFFER TO PURCHASE FOR CASH
                 UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS
                                       of
                           KRUPP REALTY FUND, LTD - III
                       a Massachusetts Limited Partnership
                                       at
                                $425.00 PER UNIT
                                       by
                      MADISON LIQUIDITY INVESTORS 104, LLC
                               (the "Purchaser")


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON MAY 24, 1999, UNLESS EXTENDED.

Madison Liquidity Investors 104, LLC (the "Purchaser") hereby seeks to acquire investor limited partnership interests (the "Units") in Krupp Realty Fund, Ltd. - III, a Massachusetts limited partnership (the "Partnership"). The Purchaser hereby offers to purchase up to 1,252 Units at $425.00 per Unit (the "Offer Price"), in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after April 21, 1999 (the "Offer Date"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer will expire at 5:00 p.m., Eastern Standard Time, on May 24, 1999 or such other date to which this Offer may be extended (the "Expiration Date"). The Units sought pursuant to the Offer represent 5.01% of the Units outstanding as of December 31, 1998. None of The Krupp Company, The Krupp Corporation (collectively the "General Partner"), Krupp Realty Fund, Ltd. - III, or their respective affiliates or subsidiaries are parties to this Offer.

Unitholders are urged to consider the following factors:

- Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership. The Offer Price per Unit payable to a tendering Unitholder by the Purchaser may be less than the total amount which might otherwise be received by the Unitholder with respect to the Units over the remaining term of the Partnership.

- A Unitholder who acquired Units pursuant to the original offering of Units by the Partnership is expected to recognize a taxable gain on a sale of Units pursuant to the Offer. The amount of the taxable gain is expected to exceed the amount of cash to be received by the Unitholder.

- The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the Offer Price of $425.00 per Unit, the Purchaser is motivated to establish the lowest price that might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units. Upon the liquidation of the Partnership, the Purchaser will benefit to the extent, if any, that the amount per Unit it receives in the liquidation exceeds the Offer Price, if any. Therefore, Unitholders might receive more value if they hold their Units, rather than tender, and receive proceeds from the liquidation of the Partnership. Alternatively, Unitholders may prefer to receive the Offer Price now rather than wait for uncertain future net liquidation proceeds. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. When the assets of the Partnership are ultimately sold, the return to Unitholders could by higher or lower than the Offer Price. Unitholders are urged to consider carefully all the information contained herein before accepting the Offer.

- The net asset value of the Units, as disseminated by the General Partner, is $661.00 per Unit, which is more than the Offer Price. However, the Purchaser believes that the net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. The General Partner estimates net asset value based upon a hypothetical sale of all of the Partnership's assets, as of a hypothetical date, and the distribution to the Limited Partners and the General Partner of the gross proceeds of such sales, net of related indebtedness. Additionally, the net asset value estimate prepared by the General Partner does not take into account (i) future changes in market conditions, (ii) timing considerations or (iii) unforeseeable costs associated with winding up the Partnership.

- Although not necessarily an indication of value, the $425.00 Offer Price per Unit is approximately 2.2% lower than the $434.49 weighted average selling price for the Units (as adjusted for typical commissions), as reported by The Partnership Spectrum, an independent, third-party source. As further reported by The Partnership Spectrum during the two month period ended January 1999, there were 4 trades conducted representing an aggregate of 55 Units sold or transferred. Because the gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices, the Purchaser cannot, and does not, know whether the information compiled by The Partnership Spectrum is accurate or complete.

- Our offer price of $425.00 per Unit is higher than the recent offer from Smithtown Bay LLC of $415.00 per Unit.

- In the event a total of more than 1,252 Units are tendered, the Purchasers may accept only a portion of the Units tendered by a Unitholder on a pro rata basis.

- The eventual transfer of all tendered Units is subject to the final approval of the Partnership or General Partner and is subject to their discretion.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER
OF UNITS BEING TENDERED. A UNITHOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER.

The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence of any of the conditions specified in Section 15 of this Offer to Purchase, to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

April 21, 1999




                           IMPORTANT

Any Unitholder desiring to tender any Units should complete and sign the Agreement of Assignment and Transfer (a copy of which is printed on yellow paper and enclosed with this Offer to Purchase) in accordance with the instructions to the Agreement of Assignment and Transfer (see Instructions to Complete the Agreement of Assignment and Transfer) and mail or deliver an executed Agreement of Assignment and Transfer and any other required documents to Madison Liquidity Investors 104, LLC at the addresses set forth below.

For deliveries by Federal Express or other private overnight couriers:

MADISON LIQUIDITY INVESTORS 104, LLC
4643 South Ulster Street
Suite 800
Denver, Colorado 80237

For deliveries by mail:

MADISON LIQUIDITY INVESTORS 104, LLC
P.O. Box 4757
Englewood, Colorado 80155

Telephone:     (303) 858-0000
Facsimile:     (303) 858-0001 (No Agreements of Assignment and
                                Transfer will be accepted by fax)

Questions or requests for assistance or additional copies of this Offer to Purchase or the Agreement of Assignment and Transfer may be directed to Madison Liquidity Investors 104, at (303)
858-0000.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF ASSIGNMENT AND TRANSFER. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission (the "SEC" or omission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchaser has or will be filing with the Commission a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.



                        TABLE OF CONTENTS


                                                            Page
INTRODUCTION                                                  1

TENDER OFFER
Section 1.     Terms of the Offer                             2
Section 2.     Procedures for Tendering Units                 2
Section 3.     Acceptance for Payment and Payment for Units   3
Section 4.     Proration                                      3
Section 5.     Withdrawal Rights                              3
Section 6.     Extension of Tender Period; Termination;
                 Amendment                                    3
Section 7.     Certain Federal Income Tax Consequences        4
Section 8.     Effects of the Offer                           4
Section 9.     Future Plans                                   5
Section 10.    The Business of the Partnership                5
Section 11.    Conflicts of Interest                          6
Section 12.    Certain Information Concerning the Purchaser   6
Section 13     Source of Funds                                7
Section 14.    Background of the Offer                        7
Section 15.    Conditions of the Offer                        7
Section 16.    Certain Legal Matters                          8
Section 17.    Fees and Expenses                              8
Section 18.    Miscellaneous                                  8

Schedule I - The Purchasers and their Respective Principals   9



To the Unitholders of Krupp Realty Fund, Ltd. - III:


                         INTRODUCTION

The Purchaser hereby offers to purchase up to 1,252 of the outstanding Units of Investor Limited Partnership Interest ("Units"), representing approximately 5.01% of the Units outstanding, in Krupp Realty Fund, Ltd. - III (the "Partnership") at an Offer Price of $425.00 per Unit, in cash, without interest, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after April 21, 1999 (the "Offer Date"), upon the terms and subject to the conditions set forth in the Offer. The Offer will expire at 5:00 p.m., Eastern Standard Time, on May 24, 1999, or such other date to which this Offer may be extended (the "Expiration Date"). The Offer is not conditioned on any aggregate minimum number of Units being tendered. The transfer of all tendered Units is subject to the approval of the Partnership and/or the General Partner. Unitholders who tender their Units will not be obligated to pay any brokerage commissions in connection with the tender of Units.

For further information concerning the Purchaser, see Section 12 below and Schedule "I".

Establishment of the Offer Price

The Purchaser has set the Offer Price at $425.00 per Unit, in cash, without interest, reduced by (i) the $50.00 transfer fee
(per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after April 21, 1999.

The Purchaser established the Offer Price based on the Purchaser's analysis that concluded the value of the Partnership Units to be $624.90. The Purchaser conducted internal analysis on the Partnership based the Annual Report filed on Form 10-K for the year ended December 31, 1998. The Purchaser estimated the 1998 cash flow of the Partnership's properties at $4,188,386 and applied a capitalization rate of 12.43% which yielded a value of $33,695,784 for the Partnership's properties. The Purchaser then added the net cash of the Partnership as of December 31, 1998, subtracted the mortgage debt on the properties as of December 31, 1998, and subtracted the General Partner's 5% share of sales and refinancing proceeds to arrive at a total value of $15,622,465 or $624.90 per Partnership Unit. The Purchaser believes that the capitalization rate utilized by it is within a range of capitalization rates currently employed in the marketplace for apartment buildings of this age and quality. Therefore, based on the Purchaser's own internal analysis, the Purchaser concluded the net asset value of the Partnership to be $624.90 per Unit.

The Purchaser's Offer Price represents a discount of 31.9% to the Purchaser's estimated net asset value of $624.90 per Unit. The Purchaser chose the Offer Price based primarily on the motivation to establish the lowest price that might be acceptable to Unitholders consistent with the Purchaser's objectives. In addition, the Purchaser took into account the lack of liquidity, lack of control over the Partnership and certain tax considerations in establishing the Offer Price.

The net asset value of the Units, as disseminated by the General
Partner, is $661.00 per Unit.

The Purchaser's Offer Price represents a discount of 35.7% to the General Partner's net asset value. However, the Purchaser believes that the General Partner's net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. The Purchaser does not propose or represent that the Offer Price represents the fair market value of the Units.

As the Purchaser has had no access to the books and records of the Partnership, it has based its analysis upon publicly available information and its own investigation and analysis. The Offer Price is not the result of arm's length negotiations between the Purchaser and the Partnership.

The Offer Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Units may be relevant to Unitholders.

Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

Additional Factors to Consider When Tendering.

The Purchaser believes that the following are potentially beneficial aspects of the Offer that should be considered when deciding whether or not to tender Units.

- The Partnership's ability to generate cash adequate to meet its needs is dependent primarily upon the operations of its real estate investments and the future availability of bank borrowings and the potential refinancing and sale of the Partnership's remaining real estate investments. These sources of liquidity will be used by the Partnership for payment of expenses related to real estate operations, capital expenditures, debt service and expenses. Cash flow, if any, will then be available for distribution to the Partners.

- For Unitholders who sell their Units in accordance with this Offer, 1999 will be the final year for which you receive a K-1 Tax Form from the Partnership assuming that the transfer of your Units is effectuated by the General Partner in 1999. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned.

- The decision to accept the Offer eliminates the potential uncertainty related to waiting for future distributions of sales and final liquidation proceeds. Furthermore, by selling the Units for cash now, the Unitholder would enjoy the ability to redeploy investment assets into alternative and potentially more liquid investments.

General Background Information

Certain information contained in this Offer to Purchase that relates to, or represents, statements made by the Partnership or the General Partner, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission. The Purchaser expressly disclaims any responsibility for the information included in these filed reports and extracted in this discussion.

According to publicly available information, as of December 31, 1998, there was an average of 25,000 Units issued and outstanding. As of the Partnership's most recent filing on Form
10-K for the year ended December 31, 1998 these outstanding Units were held by approximately 1,500 Unitholders.

Certain affiliates of the Purchaser currently beneficially own an aggregate of 1,247 Units or approximately 4.98% of the outstanding Units. (see Section 12 of the Tender Offer - "Certain
Information Concerning the Purchaser" below).

Tendering Unitholders will not be obligated to pay brokerage fees or commissions on the sale of the Units to the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses incurred in connection with the Offer with the exception of the transfer fees that will be paid by the Unitholder via a reduction in the proceeds from the sale of the Units. The Purchaser desires to purchase all of the Units tendered by each Unitholder, up to 5.01% of the total outstanding Units and subject to Proration, when applicable, except where otherwise prohibited. (See Section 4 to the Tender Offer-"Proration" below).

If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

Unitholders are urged to read this Offer to Purchase and the accompanying Agreement of Assignment and Transfer carefully before deciding whether to tender their Units.


                            TENDER OFFER

Section 1.  Terms of the Offer.

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 5 of this Offer to Purchase. The term "Expiration Date" shall mean 5:00 p.m., Eastern Standard Time, on May 24, 1999, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

The Offer is conditioned on satisfaction of certain conditions. (See Section 15, which sets forth in full the conditions of the Offer.) The Purchaser reserves the right (but shall not be obligated), in its sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders,
(ii) waive all the unsatisfied conditions and, subject to complying with the applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's right to terminate the Offer at any time prior to the acceptance of tendered Units for payment.

Section 2.  Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Assignment and Transfer (a copy of which is enclosed and printed on yellow paper) with any other documents required by the Agreement of Assignment and Transfer, or instructions thereto, must be received on or prior to the Expiration Date by the Purchaser at the following addresses: for deliveries by Federal Express or other private overnight couriers, 4643 South Ulster Street, Suite 800, Denver, Colorado 80237 or, for deliveries by mail, P.O. Box 4757, Englewood, Colorado 80155. A Unitholder may tender any or all Units owned by such Unitholder.

In order for a tendering Unitholder to participate in the Offer, the Unitholder must complete, in its entirety, the following documents that accompany this Offer to Purchase:

(1)  The Agreement of Assignment and Transfer; and

(2 Any other applicable documents included herewith or in the Instructions to Complete the Agreement of Assignment and Transfer.

In order for a tendering Unitholder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 5:00 p.m., Eastern Standard Time, on May 24, 1999, or such date to which the Offer may be extended.

The method of delivery of the Agreement of Assignment and Transfer and all other required documents is at the option and risk of the tendering Unitholder and delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

SIGNATURE GUARANTEES. The signatures on the Agreement of Assignment and Transfer must be medallion guaranteed by a commercial bank, savings bank, credit union, savings and loan association or trust company having any office, branch or agency in the United States, a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD").

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unitholder must provide the Purchaser with such Unitholder's correct taxpayer identification number ("TIN") or Social Security Number and make certain certifications that such Unitholder is not subject to backup federal income tax withholding. Each tendering Unitholder must insert in the Agreement of Assignment and Transfer the Unitholder's taxpayer identification number or social security number in the space provided on the signature page to the Agreement of Assignment and Transfer. The Agreement of Assignment and Transfer also includes a substitute Form W-9, which contains the certifications referred to above. (See the instructions to the Agreement of Assignment and Transfer and the accompanying Tax Certification page).

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unitholder must complete the FIRPTA Affidavit included in the Agreement of Assignment and Transfer certifying such Unitholder's TIN or Social Security Number and address and that the Unitholder is not a foreign person. (See the Instructions to the Agreement of Assignment and Transfer and
Section 7- "Certain Federal Income Tax Consequences".)

Appointment as Attorney-in-Fact and Proxy. By executing an Agreement of Assignment and Transfer as set forth above, a tendering Unitholder irrevocably appoints the designees of the Purchaser as such Unitholder's attorney-in-fact and proxy, in the manner set forth in the Agreement of Assignment and Transfer, each with full power of substitution, to the full extent of such Unitholder's rights with respect to the Units tendered by such Unitholder and accepted for payment by the Purchaser. Such appointment will be effective upon receipt by the Purchaser of the Agreement of Assignment and Transfer. Upon such receipt, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchaser will, with respect to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise. Madison and its designees agree to exercise the proxy and power of attorney granted hereby in a manner consistent with the terms of the Agreement, dated May 22, 1997, between The Krupp Corporation (a general partner of the Partnership) and Gramercy Park Investments, L.P. (an affiliate of Madison). See " Section 14 - Background of the Offer," below.

Assignment of Entire Interest in the Partnership. By executing and delivering the Agreement of Assignment and Transfer, a tendering Unitholder irrevocably sells, assigns, transfers, conveys and delivers to Madison, all of his right, title and interest in and to the Units tendered thereby and accepted for payment pursuant to the Offer and any and all non-cash distributions, other Units or other securities issued or issuable in respect thereof on or after April 21, 1999, including, without limitation, to the extent that they exist, all rights in, and claims to, any Partnership profits and losses, cash distributions, voting rights and other benefits of any nature whatsoever and whenever distributable or allocable to the Units under the Partnership's limited partnership agreement (the "Partnership Agreement"), (i) unconditionally to the extent that the rights appurtenant to the Units may be transferred and conveyed without the consent of the general partner of the Partnership (the "General Partner"), and (ii) in the event that Madison elects to become a substituted limited partner of the Partnership, subject to the consent of the General Partner to the extent such consent may be required in order for Madison to become a substituted limited partner of the Partnership. In addition, by executing an Agreement of Assignment and Transfer, and not otherwise timely withdrawing pursuant to the provisions of Section 5 herein, a Unitholder also assigns to the Purchaser all of the Unitholder's rights to receive distributions from the Partnership with respect to the Units which are accepted for payment and purchased pursuant to the Offer, including those cash distributions made on or after the Offer Date - April 21, 1999.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchaser's interpretation of the terms and conditions of the Offer (including the Agreement of Assignment and Transfer and the Instructions thereto) will be final and binding. Neither the Purchaser nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering Unitholder's representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Units complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder will actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchaser believes it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unitholder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer,
(ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as a facsimile delivery of the Agreement of Assignment and Transfer).

Section 3.  Acceptance for Payment and Payment for Units.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 5, as promptly as practicable following the Expiration Date. The tendering Unitholders will be paid promptly following (i) receipt of a valid, properly and fully executed Agreement of Assignment and Transfer and (ii) receipt by the Purchaser of the Partnership's confirmation that the transfer of Units have been effectuated, subject to Section 4 ("Proration") of this Offer to Purchase.
The Purchaser will issue payment only to the Unitholder of record and payment will be forwarded only to the address listed on the Agreement of Assignment and Transfer.

For purposes of the Offer, the Purchaser shall be deemed to have been accepted for payment (and thereby purchased tendered Units) when the Purchaser is in receipt of the Partnership's confirmation that the transfer of Units has been effectuated. Upon the terms and subject to the conditions of the Offer, payment for the Units purchased pursuant to the Offer will in all cases be made by the Purchaser.

Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

If any tendered Units are not purchased for any reason, the Agreement of Assignment and Transfer with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for the Units tendered pursuant to the Offer, then without prejudice to the Purchaser's rights under Section 15 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Purchaser may, nevertheless, on behalf of the Purchaser, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in
Section 5.

If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

Unless otherwise prohibited, the Purchaser reserves the right to transfer or assign, in whole or from time to time in part, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

Section 4.  Proration.

If not more than 1,252 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and conditions of the Offer and subject to the approval of the Partnership and/or the General Partner, will accept for payment all such Units so tendered.

If more than 1,252 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and conditions of the Offer and subject to the approval of the Partnership and/or the General Partner, will accept for payment and pay for an aggregate of 1,252 Units so tendered, pro rata according to the number of Units validly tendered by each Limited Partner and not properly withdrawn on or prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units and purchases that may otherwise violate the Partnership's Limited Partnership Agreement, where applicable.

In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will forward payment together with a notice explaining the final results of the proration as soon as practicable. The Purchaser will not pay for any Units tendered until after the final proration factor has been determined.

In the event that proration of tendered Units is required, and because of the difficulty of determining the proration results, the Purchaser may not be able to announce the final results of such proration until at least approximately seven business days after the Expiration Date. Subject to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act, to pay Unitholders the Offer Price in respect of units tendered or to return those Units promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration results are known.

Section 5.  Withdrawal Rights.

Except as otherwise provided in this Section 5, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.

For withdrawal to be effective, a written notice of withdrawal must be timely received by the Purchaser (i.e. a valid notice of withdrawal must be received after April 21, 1999 but on or before May 24, 1999, or such other date to which this Offer may be extended) at the address set forth in the attached Agreement of Assignment and Transfer. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Agreement of Assignment and Transfer and must also contain a Medallion Signature Guarantee.

If purchase of, or payment for, Units is delayed for any reason, or if the Purchaser is unable to purchase or pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 5, subject to Rule 14e-1(c) under the Exchange Act, which provides, in part, that no person who makes a tender offer shall fail to pay the consideration offered or return the securities (i.e. Units) deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in
Section 2 at any time prior to the Expiration Date.

Section 6.  Extension of Tender Period; Termination; Amendment.

The Purchaser expressly reserves the right, in its sole discretion and regardless of whether any of the conditions set forth in Section 15 ("Conditions of the Offer") shall have been satisfied, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 15, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving written notice, of such termination to the Purchaser, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchaser may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer or any other material changes in the terms of the Offer.

If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Purchaser may retain tendered Units on behalf of the Purchaser, and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 5.
However, the ability of the Purchaser to delay payment for Units that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchaser pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

Section 7.  Certain Federal Income Tax Consequences.

The following summary is a general discussion of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authority as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unitholder in light of such Unitholder's specific circumstances or to certain types of Unitholders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws.

EACH UNITHOLDER SHOULD CONSULT HIS OR ITS TAX ADVISOR AS TO THE
PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF SELLING UNITS
PURSUANT TO THE OFFER.

CONSEQUENCES TO TENDERING UNITHOLDER. A Unitholder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unitholder's "amount realized" on the sale and (ii) the Unitholder's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Unitholder for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Unitholder's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Unitholder's particular circumstances, and will be affected by both allocations of Partnership income, gain or loss, and any cash distributions made by the Partnership to a Unitholder with respect to such Units. In this regard, tendering Unitholders will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the effective date of the sale.

A Unitholder who acquired Units pursuant to the original offering of Units by the Partnership is expected to recognize a taxable gain on a sale of Units pursuant to the Offer. The amount of the taxable gain is expected to exceed the amount of cash to be received by the Unitholder.

In general, the character (as capital or ordinary) of Unitholder's gain or loss on a sale of a Unit pursuant to the Offer will be determined by allocating the Unitholder's amount realized on the sale and his adjusted tax basis in the Units sold between "Section 751 items," which are "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751, and non-Section 751 items. The difference between the portion of the Unitholder's amount realized that is allocable to Section 751 items and the portion of the Unitholder's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss, and the difference between the Unitholder's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Unitholder as a capital asset. The Purchaser believes that substantially all of any tax gain realized on a sale of Units pursuant to the Offer will be treated as a capital gain under these rules.

A Unitholder's capital gain (if any) or loss on a sale of Units pursuant to the Offer will be treated as long-term capital gain or loss if the Unitholder's holding period for the Units exceeds one year. Under current law (which is subject to change), long-term capital gains of individuals and other non-corporate taxpayers are generally taxed at a maximum marginal federal income tax rate of 20% (or 25% on recapture of the amount of accelerated depreciation on real property), whereas the maximum marginal federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. A Unitholder with "suspended" passive activity losses (i.e., net tax losses in excess of statutorily provided "phase-in" amounts) from the Partnership generally will be entitled to offset such losses against any income or gain recognized by the Unitholder on a sale of his Units pursuant to the Offer. If a Unitholder is unable to sell all his Units, the deductibility of any unused losses would continue to be subject to the passive activity loss limitation until the Unitholder sells his remaining Units. See Section 8 ("Effects of the Offer"). A Unitholder (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless the Unitholder provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he is awaiting a TIN. A Unitholder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Agreement of Assignment and Transfer.

IF A UNITHOLDER WHO IS SUBJECT TO BACKUP WITHHOLDING DOES NOT PROPERLY COMPLETE AND SIGN THE SUBSTITUTE FORM W- 9, THE PURCHASER WILL WITHHOLD 31% FROM PAYMENTS TO SUCH UNITHOLDER. SEE INSTRUCTION 3 TO THE AGREEMENT OF ASSIGNMENT AND TRANSFER.

Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unitholder from the Purchase Price payable to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Agreement of Assignment and Transfer certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

CONSEQUENCES TO A NON-TENDERING UNITHOLDER. The Purchaser does not anticipate that a Unitholder who does not tender his or its Units will realize any material tax consequences as a result of the election not to tender. However, if as a result of the Offer there is a sale or exchange of 50% or more of the total Units in Partnership capital and profits within a 12-month period, a termination of the Partnership for federal income tax purposes would occur, and the taxable year of the Partnership would close. In the case of such a sale or exchange, the Properties (subject to related debt) of the Partnership would be treated as contributed to a new partnership (or an association taxable as a corporation). The Partnership will then be deemed to distribute to its Unitholders interests in the new partnership in a deemed liquidation of the Partnership. The Purchaser has not, however, had access to complete information concerning assignments of Units and cannot, therefore, be certain that the Partnership will not terminate for tax purposes as a result of sales pursuant to the Offer. The consequences of a termination of the Partnership could include changes in the methods of depreciation available to the Partnership for tax purposes and possibly other consequences the extent of which cannot be determined by the Purchaser without access to the books and records of the Partnership. In addition, a termination of the Partnership could cause the Partnership or its assets to become subject to unfavorable statutory or regulatory changes enacted or issued prior to the termination but previously not applicable to the Partnership or its assets because of protective "transitional" rules. The Purchaser has reserved the right not to purchase Units to the extent such purchase would cause a termination of the Partnership for federal income tax purposes.

CONSEQUENCES TO A TAX-EXEMPT UNITHOLDER. Although certain entities are generally exempt from federal income taxation, such tax-exempt entities (including Individual Retirement Accounts (each an "IRA")) are subject to federal income tax on any "unrelated business taxable income" ("UBTI"). UBTI generally includes, among other things, income (other than, in the case of property which is not "debt-financed property", interest, dividends, real property rents not dependent upon income or profits, and gain from disposition of non-inventory property) derived by certain trusts (including IRAs) from a trade or business or by certain other tax-exempt organizations from a trade or business, the conduct of which is not substantially related to the exercise of such organization's charitable, educational or other exempt purpose and income to the extent derived from debt-financed property. Subject to certain exceptions, "debt-financed property" is generally any property which is held to produce income and with respect to which there is an "acquisition indebtedness" at any time during the taxable year. Acquisition indebtedness is generally indebtedness incurred by a tax-exempt entity directly or through a partnership: (i) in acquiring or improving a property; (ii) before acquiring or improving a property if the indebtedness would not have been incurred but for such acquisition or improvement; or (iii) after acquiring or improving a property if the indebtedness would not have been incurred but for such acquisition or improvement and the incurrence of such indebtedness was reasonably foreseeable at the time of the acquisition or improvement.

To the extent the Partnership holds debt financed property or inventory or other assets as a dealer, a tax-exempt Unitholder (including an IRA) could realize UBTI on the sale of a Unit. In addition, a tax-exempt Unitholder will realize UBTI upon the sale of a Unit, if such Unitholder held its Units as inventory or otherwise as dealer property, or acquired its Units with acquisition indebtedness. However, any UBTI recognized by a tax-exempt Unitholder as a result of a sale of a Unit, in general, may be offset by such Unitholder's net operating loss carryover (determined without taking into account any amount of income or deduction which is excluded in computing UBTI), subject to applicable limitations.

EACH TAX-EXEMPT UNITHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO
THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF SELLING OR
NOT SELLING UNITS PURSUANT TO THE OFFER.

Section 8.  Effects of the Offer.

CERTAIN RESTRICTIONS ON TRANSFER OF INTERESTS. The Partnership Agreement restricts transfers of Units if, among other things, in the opinion of counsel to the Partnership a transfer would cause a termination of the Partnership for federal income tax purposes (which termination will occur when Units representing 50% or more of the total Partnership capital and profits are transferred within a twelve-month period). Consequently, sales of Units in the secondary market and in private transactions during the twelve-month period following completion of the Offer may be restricted, and the Partnership may not process any requests for recognition of transfers or Units during such twelve- month period which the General Partners believe may cause a tax termination. The Purchaser does not intend to purchase Units to the extent such purchase would cause a termination of the Partnership. See Section 15 ("Conditions of the Offer").

Effect on Trading Market. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units on any secondary market.

Voting Power of Purchaser. Depending on the number of Units acquired by the Purchaser pursuant to the Offer, the Purchaser may have the ability to exert certain influence on matters subject to the vote of Unitholders, unless otherwise prohibited. Pursuant to the Standstill Agreement, the Purchaser is required to vote its interest in the Partnership in proportion to the votes of all other Unitholders who vote. (See Section 14. "Background of the Offer.")

The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders.

Section 9.  Future Plans.

Following the completion of the Offer and subject to the terms of the Standstill Agreement (see Section 14 "Background of the Offer"), the Purchaser, or its affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.

The Purchaser is acquiring the Units pursuant to the Offer solely for investment purposes. Although the Purchaser has no present intention to seek control of the Partnership or to change the management or operations of the Partnership, the Purchaser reserves the right, at an appropriate time, to exercise its rights as a limited partner, unless otherwise prohibited, to vote on matters subject to a limited partner vote, including a vote to cause the sale of the Partnership's remaining property and the liquidation and dissolution of the Partnership.

Section 10.  The Business of the Partnership.

Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Additional financial and other information concerning the Partnership is contained in the Partnership's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Web site at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Purchaser disclaims any responsibility for the information included in such reports and extracted in this Offer to Purchase.

General Background on the Partnership

The primary business of Krupp Realty Fund, Ltd. - III (the "Partnership") is to acquire, operate, and ultimately dispose of the assets of the Partnership. The Partnership was formed on April 3, 1982 by filing a Certificate of Limited Partnership in The Commonwealth of Massachusetts. The Partnership issued all of the General Partner Interest to two General Partners, The Krupp Company, a Massachusetts limited partnership, and The Krupp Corporation, a Massachusetts corporation. The Partnership also issued all of the Original Limited Partner Interests to The Krupp Company. On June 4 1982, the Partnership commenced an offering of up to 25,000 units of Investor Limited Partner Interests for $1,000 per unit. As of September 29, 1982, the Partnership received subscriptions for all 25,000 Units and therefore, the public offering was successfully completed on that date.

The principal executive offices of the Partnership, and the General Partner are located at 470 Atlantic Avenue, Boston,
Massachusetts 02210, and their telephone number is (617)
423-2233.

The Partnership's Properties Assets and Business

The Partnership currently owns three multi-family apartment complexes (Brookeville Apartments, Columbus, Ohio; Dorsey's Forge Apartments and Oakland Meadows, Columbia, Maryland; and Hannibal
Grove Apartments, Columbia, Maryland).   The Partnership
considers itself to be engaged only in the industry segment of investment in real estate. The Partnership's real estate investments are subject to some seasonal fluctuations due to changes in utility consumption and seasonal maintenance expenditures. However, the future performance of the Partnership will depend upon factors that cannot be predicted.

A summary of the Partnership's real estate investments is presented below.

As of December 31, 1998, the Partnership had leveraged investments in three apartment complexes having an aggregate of 990 units.

                                         Average Occupancy For
                                       The Year Ended December 31,

                        Year    Total
Description           Acquired  Units  1998  1997  1996  1995  1994
----------            --------  -----  ----  ----  ----  ----  ----
Brookeville Apartments
  Columbus, Ohio        1983     424    99%   98%   95%   94%   94%

Hannibal Grove Apartments
  Columbia, Maryland    1983     316   100%  100%   94%   93%   94%

Dorsey's Forge and Oakland
Meadows Apartments
  Columbia, Maryland    1983     250   100%   99%   94%   94%   95%


Mortgage notes payable collateralized by the Partnership properties consisted of the following as at December 31, 1998.

                                Principal         Interest   Maturity
      Property             1998          1997       Rate       Date
----------------------     ------------------     --------   --------
Brookeville Apartments
  Columbus, Ohio        $8,428,579    $8,499,549    7.75     1-Aug-28

Dorsey's Forge/Oakland
Meadows Apartments
  Columbia, Maryland    $4,363,601    $4,502,891    9.25     3-May-00

Hannibal Grove Apartments
  Columbia, Maryland    $5,934,497    $6,123,931    9.25     3-May-00
                       -----------   -----------
Total                  $18,726,677   $19,126,371


Brookeville Apartments

The property is subject to a non-recourse mortgage note in the original amount of $8,755,000, payable to the Department of Housing and Urban Development ("HUD"). The mortgage note requires monthly payments of $60,600 consisting of principal and interest at the rate of 7.75% per annum. In addition, the Partnership is required to fund a monthly deposit of $5,158 to an escrow account to be used for future property replacements and improvements and a mortgage insurance premium deposit equal to
 .5% per annum of the outstanding principal balance. The note matures on August 1, 2028. In accordance with HUD regulations, distributions are limited to the extent of Surplus Cash, as defined by the Regulatory Agreement. The mortgage note payable is collateralized by the property and may be prepaid during the five years beginning August 1, 1998, subject to an annual declining prepayment penalty of 5% to 1%, respectively. After August 1, 2003, there is no prepayment penalty.

Based on the borrowing rates currently available to the Partnership for bank loans with similar terms and average maturities, the fair value of long-term debt is approximately
$9,446,000 at December 31, 1998. At December 31, 1997, the fair market value could not be determined since the mortgage note could not be prepaid.

Hannibal Grove Apartments ("Hannibal") and Dorsey's Forge and
Oakland Meadows Apartments ("Dorsey's").

The properties are subject to non-recourse mortgage notes for Hannibal and Dorsey's in the original amounts of $6,800,000 and $5,000,000, respectively, payable at a rate of 9.25% per annum. Monthly principal and interest payments are $62,333 for Hannibal and $45,833 for Dorsey's. The notes mature on May 3, 2000 at which time all unpaid principal, $5,653,175 (Hannibal) and $4,156,746 (Dorsey's), and any accrued interest are due. The mortgage notes payable are collateralized by the respective properties and may be prepaid subject to a prepayment penalty. The prepayment penalty will be the greater of 1) the principal balance multiplied by the difference between 9.4301% and the yield rate on publicly traded U.S. Treasury Securities having the closest matching maturity date as reported in the Wall Street Journal, or 2) one percent of the then outstanding principal.

Based on the borrowing rates currently available to the Partnership for bank loans with similar terms and average maturities, the fair value of long-term debt for Hannibal and Dorsey's is approximately $6,118,000 and $4,449,000, respectively at December 31, 1998. At December 31, 1997, the fair market value could not be determined since the mortgage notes could not be prepaid.

Due to restrictions on transfers and prepayment, the Partnership may be unable to refinance certain mortgage notes payable at such calculated fair value.

The aggregate scheduled principal amounts of long-term borrowings due during the five years ending December 31, 2003 are $437,124, $10,020,473, $89,480, $96,667 and $104,430.

During 1998, 1997 and 1996 the Partnership paid $1,625,506,
$1,659,719 and $1,690,992 of interest, respectively, on its mortgage notes.

Selected Financial Data.

Set forth below is a summary of certain financial data for the Partnership that has been excerpted from the Partnership's Annual Report on Form 10-K for the year ended December 31, 1998. The financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Commission and the financial statements and related notes contained therein. The Purchaser expressly disclaims any responsibility for the information contained in these filed reports and extracted in this discussion.

The following table sets forth in comparative tabular form a summary of selected financial data for each of the Partnership's last five full years:

                            For the Years Ended December 31
                                       (Dollars)

                  1998        1997        1996        1995        1994
                  ----        ----        ----        ----        ----
Total revenue   7,608,315   7,280,181   6,628,658   6,352,337   6,215,466
Net income
  (loss)          536,483    (23,224)   (446,360)   (547,893)   (453,031)
Net income
  (loss) allocated to:

  Investor Limited
    Partners      509,659    (22,063)   (424,042)   (520,498)   (430,380)
  Per Unit          20.39      (0.88)     (16.96)     (20.82)     (17.22)

  Original Limited
    Partner        21,459        (929)       -           -        (18,121)
  General
    Partners        5,365        (232)    (22,318)    (27,395)     (4,530)

Total assets
  at 12/31     11,982,905  12,354,768  13,224,310  14,384,144  15,702,150

Long-term obligations
  at 12/31     18,289,553  18,726,677  19,126,371  19,491,853  19,827,968

Distributions:

  Investor Limited
    Partners       94,752     396,500     396,500     297,495      99,132
  Per Unit          23.79       15.86       15.86       11.90        3.97

  Original Limited
    Partner        25,045      16,697      16,697      12,526       4,174
  General Partners  6,261       4,174       4,174       3,132       1,043

For additional information, please see the discussion above under Introduction - "Establishment of the Offer Price."


Section 11.  Conflicts of Interest.

It is the Purchaser's belief that other than the 1,247 Units owned by certain affiliates of the Purchaser, there is no conflict of interest between the Purchaser and the Partnership or the General Partner.

Section 12.  Certain Information Concerning the Purchaser.

The Purchaser is Madison Liquidity Investors 104, LLC, a limited liability company organized under the laws of the State of Delaware. For information concerning the Purchaser and its principals, please refer to Schedule "I" attached hereto. The principal business of the Purchaser is investment in securities, particularly limited partnership securities. The principal business address of the Purchaser is P.O. Box 7461, Incline Village, Nevada 89452.

The Purchaser has made binding commitments to contribute and has available sufficient amounts of liquid capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchaser. The Purchaser is not a public company and has not prepared audited financial statements. The Purchaser, its principals, owners and members have an aggregate net worth in excess of $5 million, including net liquid assets of more than $1 million.

As of the date of this Offer, Madison Partnership Liquidity Investors 44 LLC, an affiliate of the Purchaser, owned 1,219 Units, Gramercy Park Investments LP, also an affiliate of the Purchaser, owned 18 Units and ISA Partnership Liquidity Investors LP, also an affiliate of the Purchaser owned 10 Units or collectively, approximately 4.98% of the outstanding Units of the Partnership. These Units were acquired during 1997 and 1998 through unregistered tender offers and secondary market transactions, at prices ranging from $325.00 to $350.00 per Unit. In consideration of the limited and inefficient nature of the market for the Units, the Purchaser does not believe that the prices paid for previously acquired Units should be relied upon as a complete and accurate representation as to the current fair market value of the Units.

Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser, beneficially owns or has a right to acquire any Units, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) except for the Standstill
Agreement described in Section 14 "Background of the Offer" below, and (iv) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Purchaser or, to the best knowledge of the Purchaser, the persons listed on Schedule "I", or any affiliate of the Purchaser on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser any affiliate of the Purchaser, on the one hand, the persons listed on Schedule "I", and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Set forth below is certain unaudited financial information with respect to the Purchaser's sole member and funding source, Madison/OHI Liquidity Investors, LLC ("Madison/OHI").

                     Consolidated Balance Sheet
                         November 30, 1998

                              Assets

Cash                                                 $  459,290
Investment in limited partnerships                    2,092,152
Other Assets                                             29,004
                                                      ---------
Total Assets                                         $2,580,446


                  Liabilities and Members' Equity

Liabilities:
Accounts payable and accrued expenses                $  227,859
Notes payable                                         1,048,825
Advances from affiliates                              1,149,201
                                                      ---------
Total Liabilities                                    $2,425,885

Members' Equity                                         154,561
                                                      ---------
Total Liabilities and Members' Equity                $2,580,446


Please see Section 13 "Source of Funds" for a description of certain financing arrangements of OHI.

Section 13.  Source of Funds.

The Purchaser expects that approximately $532,100 would be required to purchase up to the 1,252 Unit maximum of the outstanding Units, if tendered, and approximately an additional
$100,000.00 may be required to pay related fees and expenses.
The Purchaser anticipates funding all of the Offer Price and related expenses through existing equity sources and/or borrowing facilities. It is expected that the Purchaser will obtain its funding from its Member, Madison/OHI Liquidity Investors, LLC
("Madison/OHI"), which in turn has represented that it intends to utilize its existing capital sources and borrowings from its credit facility. The Offer is not contingent on obtaining financing.

The following is a summary description of the existing credit facility (the "Facility") provided for the benefit of Madison/OHI, pursuant to the Loan Agreement, dated as of October 2, 1998
(the "Loan Agreement"), between Madison/OHI, as borrower, and Omega Healthcare Investors, Inc. as the lender (the "Lender").
This summary description does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, a copy of which has been filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission.

Pursuant to the Loan Agreement, the Lender has made available to Madison/OHI a revolving credit facility of up to $30 million at any one time outstanding, which amount is reduced to $25 million after the fifth (5th) anniversary of the first funding date, October 20, 2003. Loans under the Facility (the "Loans") may be utilized to finance certain permitted investments. The Facility matures on the earlier of the seventh (7th) anniversary of the first funding date, October 20, 2005, or the date upon which the Lender duly accelerates the due date of all unpaid principal and interest owed by Madison/OHI to the Lender.

Loans bear interest, at rates ranging from 9% per annum to 16% per annum, based on various classifications made under the Loan Agreement. As of the date hereof, Madison/OHI currently has made draw downs aggregating $5.4 million under the Facility. Madison/OHI has no plans or arrangements to refinance or repay such borrowings.

Madison/OHI is obligated to pay a fee on the unused portion of the Facility. Such fee is payable quarterly in arrears and calculated based on the actual number of days elapsed over a 365 day period. The quarterly fee is required to be paid in an amount equal to twenty-five percent (25%) of the product obtained by multiplying (a) one-eighth (1/8) of one (1) percent (i.e. 12-1/2 basis points) by (b) the amount by which $30 million exceeds the average outstanding principal balance of the Loan during the three (3) month period beginning December 1, 1998 and ending February 28, 1999, and each successive quarter thereafter until the Lender is no longer obligated to make advances on the Loan pursuant to the Loan Agreement.

The Loans are subject to mandatory prepayment only to the extent that the aggregate outstanding principal amount of the Loans on any day exceeds the amount of the Facility then in effect. Voluntary prepayments of the Loans and voluntary reductions of the Facility are permitted, in whole or in part, at the option of Madison/OHI in minimum principal amounts, without premium or penalty, subject to reimbursement of certain of the Lender's costs under certain conditions.

Madison/OHI's obligations under the Facility have been guaranteed by limited personal guarantees of the managing directors of Madison/OHI, Bryan E. Gordon and Ronald M. Dickerman.

The Facility contains representations and warranties, conditions precedent, covenants, events of default and other provisions customarily found in similar transactions.

Section 14.  Background of the Offer.

In early 1997, Gramercy Park Investments LP (an affiliate of the Purchaser, "Gramercy") commenced an action in the Superior Court Department of the Trial Court for Suffolk County, Massachusetts seeking, among other things, declaratory and injunctive relief and money damages against The Krupp Corporation (a general partner of the Partnership, "Krupp"), certain investment partnerships sponsored by Krupp or its affiliates as well as certain general partners of such investment partnerships (the "Litigation"). As a means of resolving and settling the dispute among them and the Litigation, Gramercy and Krupp entered into an Agreement dated May 22, 1997, as supplemented by a letter dated March 26, 1999, (collectively, the "Standstill Agreement") (copies of which have been filed as Exhibits (c)(1) and (c)(2)to the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission on April 21, 1999).

In the Standstill Agreement, Gramercy agreed, among other things, that, except as set forth below, prior to May 21, 2002, none of it nor any of its affiliates (including the Purchaser) will (i) acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 10% of the outstanding Units,
(ii) vote its interest in the Partnership on any issue other than in proportion to the votes of all other interest holders who vote on such issue, (iii) propose or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation or other similar transaction involving the Partnership, (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Partnership, provided, however, that Gramercy and those of its affiliates bound by the Standstill Agreement will not be deemed to be acting in a "group" in violation of it solely by virtue of voting in compliance with the Standstill Agreement, (v) make, or in any way participate, directly or indirectly, in any solicitation of "proxies" or "consents" (as such terms are used in the proxy rules of the Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Partnership, (vi) prior to November 21, 1999, sell, transfer or assign any Units to any person or entity not bound by the terms and conditions of the Standstill Agreement, (vii) disclose any intention, plan or arrangement inconsistent with the terms of the Standstill Agreement, or (viii) loan money to, advise, assist or encourage any person in connection with any action restricted or prohibited by the terms of the Standstill Agreement.

Section 15. Conditions of the Offer.

Notwithstanding any other terms of the Offer, the Purchaser shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained on or before the Expiration Date.

The Purchaser shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, the Purchaser determines, in its sole discretion, that any of the following conditions exist:

(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which , in the view of the Purchaser, (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders, (iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, tax status, operations, results of operations or prospects of the Purchaser or the Partnership;

(b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph
(a) above;

(c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, tax status, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or may have a material adverse effect on the value of the Units;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer a material acceleration or worsening thereof;

(e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Section 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units; or

(f) any developments that would substantially impair or encumber those benefits that the Purchaser is attempting to achieve in this Tender Offer.

The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any termination by the Purchaser concerning the events described above will be final and binding upon all parties.

Section 16.  Certain Legal Matters.

General. Except as set forth in this Section 16, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 16.

In its annual filing on Form 10-K for the year ended December 31, 1998, the Partnership has disclosed that there are no material pending legal proceedings to which the Partnership is a party or of which any of its property is the subject.

Antitrust. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve
System and, accordingly, such regulations are not applicable to the Offer.

Appraisal Rights. Unitholders will not have appraisal rights as a result of the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations or other entities which are incorporated or organized in such states or which have substantial assets, security holders, principal executive officers or principal places of business therein. Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability or any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection therewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obliged to accept for purchase or pay for any Units tendered.

Section 17.  Fees and Expenses.

Except as otherwise set forth herein, the Purchaser will pay all costs and expenses of printing, publishing and mailing the Offer.

Section 18.  Miscellaneous.

THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH
THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Agreement of Assignment and Transfer and, if given or made, such information or representation must not be relied upon as having been authorized.

April 21, 1999

MADISON LIQUIDITY INVESTORS 104, LLC
MADISON/OHI LIQUIDITY INVESTORS, LLC


                               SCHEDULE I

              THE PURCHASER AND ITS RESPECTIVE PRINCIPALS

Madison Liquidity Investors 104, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman that was organized for the purpose of acquiring Units in the Partnership as well as Units in certain other partnerships, some of which are also sponsored by the Partnership's General Partners. The Purchaser's sole member is Madison/OHI which is an affiliate of The Madison Avenue Capital Group LLC (all three entities may collectively be referred to as "Madison"). The names of the managing directors of the Purchaser, Madison/OHI and The Madison Avenue Capital Group, LLC and their principal occupations and five-year employment histories are set forth below. Each individual is a citizen of the United States. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

Madison/OHI Liquidity Investors, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman, both of whom are managing directors of the limited liability company. Madison/OHI is the sole member of the Purchaser and, as further described in
Section 13 to this Offer to Purchase, is the primary funding source for the Offer. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

The Madison Avenue Capital Group, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman. Madison is an investment management boutique with a value investing philosophy. Madison invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. Madison and its affiliates have over $270 million in committed capital. To date, over 45,000 limited partners nationwide in over 250 limited partnerships have sold their units to Madison and its affiliates. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

Bryan E. Gordon is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in January 1995, Mr. Gordon had 13 years of experience in the investment banking and management consulting fields, with an emphasis on real estate and corporate finance. Mr. Gordon has extensive experience with equity and debt financings, mergers and acquisitions, roll-up and formation transactions, and restructurings of limited partnerships, REITs, corporations and joint ventures. Mr. Gordon's experience includes: seven years in the Real Estate and Partnership Finance Groups at Smith Barney, Inc.; two years in the Investment Banking Division of Bear, Stearns & Co. Inc.; one year in the Real Estate and Partnership Finance Group at EF Hutton & Company; and three years in management consulting with Tillinghast/Towers, Perrin, Foster & Crosby. Mr. Gordon earned an MBA from Columbia University's Graduate School of Business and a BSE from the Wharton School of the University of Pennsylvania.

Ronald M. Dickerman is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue Capital
Group, LLC.  Prior to co-founding predecessor entities to The
Madison Avenue Capital Group, LLC in January 1995, Mr. Dickerman had 14 years of experience in the analysis, acquisition, financing, management, and disposition of income-producing real estate. In 1991, Mr. Dickerman founded First Equity Realty
Corp., a real estate investment firm specializing in the acquisition of multi-family properties from financial institutions, utilizing a value-added approach. From 1987-1991, Mr. Dickerman was an investment banker in the Partnership Finance Group of Smith Barney, Harris, Upham & Co., Inc. His responsibilities included the origination, analysis, structuring, acquisition, asset management, disposition and marketing of real estate and other limited partnerships. Mr. Dickerman earned an MBA from Columbia University's Graduate School of Business and a BA from Tufts University.

For purposes of the applicable securities law, the Purchaser's sole member and funding source, Madison/OHI Liquidity Investors, LLC ("Madison/OHI"), is a co-bidder to this Offer. As such, references in this Offer to the "bidder" may be deemed to include Madison/OHI. However, the purchaser of the Units will be Madison Liquidity Investors 104, LLC.